20549-0409


November 9, 2004


Mr. Andrew M. Sims
President
MHI Hospitality Corporation
814 Capitol Landing Road
Williamsburg, Virginia 23185

Re:	MHI Hospitality Corporation
	Amendment No. 1 to Form S-11 filed October 20, 2004
	Amendment No. 2 to Form S-11 filed November 2, 2004
	File No.  333-118873

Dear Mr. Sims:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary
1. Please remove the defined terms in the italicized introductory paragraph. Please revise to use an abbreviated form of each longer term and do not merely use initials.
2. We note your response to prior comment 15; however, we reissue our previous comment because it does not appear that you have fully complied with our comment.

Overview
3. We note your response to Comment 18, but are unable to determine where you have responded to the comment within the Overview section of your prospectus. Please revise throughout your disclosure to balance the description of management`s experience with disclosure that management has no experience operating a public company or a REIT.

Our Initial Properties - page 5
4. We note your response to prior comment 34. Further, we note that you are acquiring the leasehold interests from the same entities to whom you will be subleasing the interests. Please revise, here and in the main part of the document, as follows:
* Please clarify whether you are subleasing the entire leasehold interest,
* Revise to disclose the business purpose of this arrangement,
* Disclose the terms of the leasehold interest and sublease arrangement, and
* Disclose the acquisition cost and further describe the annual lease expense of $120,000. Does it cover taxes, utilities, maintenance, etc.?

Prospectus Cover Page - page 9
5. We note your response to Comment 16. Please revise to indicate the extent to which affiliates will have a controlling interest in MHI Hospitality Corporation following the formation transactions.

Benefits to Affiliates, page 8
6. Please revise to further disclose the services provided for the restructuring fees, because it is unclear what services are provided for the $2 million fee. For example, disclose whether these are termination fees.

Risk Factors, page 17
7. We note your response to prior comment 52. Although you do not have current plans to enter into joint venture, we note that you may invest in joint ventures in the future. For example, see pages 50, 59 and 96. Therefore, it appears that the risks associated with joint ventures are material risks to your business. Therefore, please revise to replace the deleted disclosure and we reissue our previous comment.


We have recently been organized and have no operating history - page
23
8. We note your response to Comment 42. Please revise to more specifically describe the risks associated with your lack of operating history, beyond the general reference to "risks generally associated with the formation of any new business."

Our borrowing costs are sensitive to fluctuations in interest rates - page 23
9. We note your response to prior comment 53; however, we reissue our previous comment. It appears that at least $4,838,0004 of your debt floats with the prime rate. See page F-16. Please also revise to quantify any amounts under the proposed credit facility.

Risks Related to the Hotel Industry

Capital Expenditures-page 24
10. We note your response to prior comment 55 and we note that you have included percentages of gross sales and room sales. Please revise to include estimates of these amounts based on historical gross sales or room sales.

Risks Related to Our Organization and Structure

Failure to qualify as a REIT would subject us to federal income tax, page 28
11. Please discuss all of the risks associated with a failure to qualify as a REIT, including:
* The risk that distributions to stockholders may be reduced,
* The risk that the value of your stock will be reduced, and
* The risk that your ability to raise capital and financing will be affected.


Risks Related to the Offering

The number of shares available for future sale could cause our shares to decline, page 33
12. We note your response to prior comment 61. We note that 3,817,036 shares will be issued upon redemption of units. Please revise to describe the date that these shares will first become available for sale in the public market.

Dilution, page 39
13. Please revise to show the amount of the increase in net tangible book value per share attributable to the cash payments made by the purchasers of the shares in the offering pursuant to Item 506(b) of Regulation S-K separate from units/shares issued in the formation transactions.

Management`s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 43
14. We note your response to comment 66 and you have indicated in your revision on page F-44 that interests acquired from third parties have been marked up to reflect acquisition costs. Revise your disclosure on page 43, which appears to contradict that revision by indicating that carryover basis is used for interests in hotels acquired from third parties.

Financing Strategy - page 58
15. We note your response to Comment 74. Although you have not yet entered into a definitive agreement, please revise to describe the material terms of the credit facility.

Environmental Matter, page 74
16. We note your response to prior comment 78. We note that in the second sentence in the last paragraph you state that the presence of the asbestos-containing materials does not, in your opinion, pose an unacceptable risk and does not violate any law applicable to the property. Please revise to also disclose that you do not believe it poses a material risk, as stated in your response.

Our Principal Agreements - page 77
17. We note your response to Comment 81. Please clarify, if true, that MHI Hotels Services receives no fees pursuant to the strategic alliance agreement. Also, please clarify whether there are fee caps in place pursuant to the management and franchise agreements.

Principal Stockholders, page 100
18. Please identify the natural persons who control investment and voting power over the shares held by Elpizo Limited Partnership.

Notes to Financial Statements of MHI Hospitality Corporation

Organization, page F-4
19. Since you view that you have a reorganization of entities under common control with respect to the hotels of MHI Hotels Services
Group and not a business combination, please revise your characterization in the second paragraph under this heading and elsewhere within Form S-11, as necessary.

Summary of Significant Accounting Policies
20. Please tell us how you determined that MHI Hotel Services or the Sims family has control of the entity that owns the Holiday Inn
Brownstone when it only has a 50% beneficial interest in such entity (less than majority).

Consolidation Policy, page F-4
21. We note your disclosure which appears to indicate that the Operating Partnership is the only subsidiary that meets the requirements for consolidation. Please address the TRS Lessee that will exist and how you have determined that consolidation is not appropriate.

Commitments and Contingencies, page F-6
22. Disclose the indemnification agreements you have entered into which we note you have disclosed on page 54 of Form S-11.

Combined Financial Statements of MHI Hotels Services Group

Deferred Costs, page F-12
23. We note your response to comment 100. Help us to understand how you determined that the guidance of SFAS 142 is applicable to your franchise application fee. Additionally, please support your treatment of the capitalized amount in note (g) on page F-48.

Related Party Transactions, pages F-17 to F-18
24. Disclose the dates you entered into the various Amended Hotel
Management Agreements.

MHI Hospitality Corporation

Pro Forma Consolidated Financial Information, page F-44
25. We note your disclosure in the first paragraph on page F-44 in which you indicate that the two hotels acquired from Elpizo Limited Partnership and Accord, LLC and the minority interests in MHI Hotels Services Group are accounted for at their acquisition cost. Please revise to clarify that the acquisitions were at fair value for these interests acquired. Reference is made to SFAS 141 and FASB Technical Bulletin 85-5.
26. Reference is made to your accounting for the four initial properties as a reorganization of entities under common control. We note in response to our comment 106 you have identified the minority interests that are being purchased. Please advise us of your consideration of EITF 02-5. In this regard, it appears that the Sims family ( Edgar, Jeannette, Christopher, Andrew and Kim) may represent a control group leaving the interest held by Zaiser and Smith as the minority interests to be acquired as well as MAVAS and Kirschman.

Notes to Pro Forma Consolidated Balance Sheets
27. We note your response to comment 104. Advise us of any pertinent termination provisions in the former management agreements as previously requested. Are the base and incentive management fees that are to be paid under the new management agreement at market rate? Help us to understand how you determined that you can apply the guidance of SFAS 142 to the $2 million payment. Please clarify how the payment of a restructuring fee to a service provider is within the scope of SFAS 142 and revise as appropriate.
28. We note in your response to comment 105 that you are capitalizing your interests acquired in the lease agreement over the nine remaining years under the lease. Paragraph 37 of SFAS 141 requires that intangible assets be recorded at estimated fair value. Please confirm for us that the $3.5 million payment is being made to related parties. Given a related party transaction, how have you determined that the $3.5 million represents estimated fair value?
29. Please disclose your method for allocating the mark up of assets between land and building and improvements in note (b).
Additionally, please define Wilmington Hotel Association Corporation as "WHAC interest".

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron at 202-824-5347 or Donna Di Silvio at 202-942-1852 if you have questions regarding comments on the financial statements and related matters. Please contact Paul
Fischer at 202-942-1903 or the undersigned at 202-942-2987 with any other questions.


			Sincerely,


			Peggy Kim
			Senior Counsel



cc:	Thomas J. Egan, Esq.
	Baker & McKenzie LLP
	by facsimile, 202-452-7074








MHI Hospitality Corporation
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